VIA FACSIMILE AND U.S. MAIL


April 4, 2006

Mr. J. Steven Evans
Vice President/Finance and Chief Accounting Officer
Medsolutions, Inc.
12750 Merit Drive, Park Central VII, Suite 770
Dallas, Texas 75251

	RE:	Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Quarters Ended March 31, June 30 and
September 30, 2005
      File No. 0-32995

Dear Mr. Evans:

      We have reviewed the fax you sent to us on March 28, 2006 and have the following comments. Where indicated, we think you should amend your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.


FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Please file your response to our letter dated March 15, 2006 on EDGAR.

Financial Statements, page F-i

Note 3 - Summary of Significant Accounting Policies, page F-9

Goodwill and Intangible Assets, page F-10

2. We have read your response to comment two of our letter dated March 15, 2006. We note that the assumptions used in your discounted cash flow analysis appear to be less conservative than the assumptions you used in determining that your deferred tax asset was required to be fully reserved. Please note that the assumptions used in estimating future cash flows must be reasonable in relation to the assumptions used in developing other information for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or valuation of your deferred tax asset. The addition of $2.1 million in net operating loss carryforwards to your estimate of debt-free future cash flows does not appear to be consistent with your fully reserved deferred tax asset as of December 31, 2004. Please refer to the Interpretive Response to Question 3 in SAB Topic 5:CC. In this regard, we also note that your independent accountant`s opinion includes a going concern paragraph.

We note that your estimate of discounted debt-free future cash flows is $4.8 million. According to SFAS 142, the fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. The debt-free value appears to be the price an unrelated party would be willing to pay to acquire your assets. Adjusting that amount for the present value of your liabilities of $7 million appears to indicate that step two of the goodwill impairment analysis required by SFAS 142 is required. Please provide us with the analysis described by paragraph 20 of SFAS 142.

AmeriTech Acquisition, page F-10

3. We have read your response to comment three of our letter dated March 15, 2006. Article 5.03 of the November 7, 2003 purchase agreement with Ameritech required Ameritech to "take all actions necessary and proper such that...[your] audit of the [Ameritech] accounts and records [was] completed at...[your] expense within 60 days after the Closing Date. We assume the seller`s non-compliance was apparent within 60 days of the closing.

All other things being equal, a business for which the seller is able to provide information sufficient for an audit would appear to be more valuable than a business for which such information is unavailable. As indicated by your inclusion of Article 5.03 in the purchase agreement and the negative financial effect of the seller`s non-compliance with that provision, it appears that such information has a value directly related to the purchase.

As you state in your response, the seller`s failure to comply with
Article 5.03 was the principle dispute leading to the settlement agreement. Section 2e of the February 11, 2005 settlement agreement modifies the purchase agreement by allowing you to cancel the $750,000 note you issued as purchase consideration pursuant to the original purchase agreement. You state that the amount of the settlement was based on your "material financial loss" resulting from your inability to register your securities, among other things.
It
is unclear why the impact of what you characterize as a material financial loss resulting from the purchase of Ameritech and a settlement compensating you for that loss is more appropriately reflected as a gain than a reduction in goodwill related to that acquisition.

Please amend your Forms 10-QSB for each quarter in the fiscal year ended December 31, 2005 to reflect the settlement as a reduction in goodwill during the quarter ended March 31, 2005 rather than a gain on the extinguishment of debt.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, Staff Accountant, at
(202)
551-3741, if you have questions regarding our comments.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

Mr. J. Steven Evans
April 4, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE